

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Registration Statement on Form F-1**
> **Filed No. 333-266965**
> **Filed August 19, 2022**

Dear Mr. Huge:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Capitalization, page 38

1. Please revise your capitalization table to address the following:
   - Expand footnote (2) to describe how the warrants will be reflected and valued for accounting purposes in the financial statements.
   - Update the table to disclose the outstanding balance of the $600,000 seller note payable, and provide a footnote therein of your intentions to repay this note payable out of the net proceeds from the Unit offering.
   - We note here and throughout your registration statement that you refer to your equity as "ordinary shares"; however in other places (e.g., the financial statements) you reference your equity as "common stock". Please ensure consistency of using the

term of ordinary shares throughout the financial statements and related notes, as applicable.

<u>Material Agreements, page 68</u>

2.   We note that pursuant to Section 3.1 of the June 2021 Amendment Agreement, IBG "shall have the sole and exclusive right to own and operate the BevMart Website, produce the BevMart Brands and engage in the BevMart Business in Australia." Please clarify whether you also have the right to operate the BevMart business outside of Australia.

3.   We note your response to prior comment 5 and reissue in part. Please revise to describe the termination provisions of the manufacturing supply and license agreement, as amended.

4.   We note your disclosure that "IBG had the right, but not the obligation, to manufacture and sell to Sway all new alcoholic products branded under IBG's intellectual property rights," however, Section 2.6 of the 2020 Manufacturing Agreement states "the Seller shall have the right, but not the obligation, to manufacture and sell to Buyer all new alcoholic products branded under **Buyer's Intellectual Property**."   Please revise. Additionally, if material, disclose the new products you gained the right to manufacture as a result of your exercise of such right.

<u>Exhibit 10.15, page 100</u>

5.   We note that your Exhibit 10.15 Manufacturing Supply and License Agreement contains a reference to Schedule 1 which is not filed. Please file Schedule 1 Covered Products, or tell us why you do not believe it is required to be filed. Refer to Item 601(a)(5) of Regulation S-K.

<u>Exhibit Index, page II-5</u>

6.   We note that several of your exhibits are identified by footnote as "filed previously." Please note that a registrant's first publicly filed registration statement should include all available exhibits. Accordingly, please amend your registration statement to include all such exhibits. Please refer to Question 10 of the Frequently Asked Questions on Confidential Submission Process for Emerging Growth Companies under the JOBS Act for additional information.

7.   Please file the warrant agent agreement and the form of warrant.

8.   Please file the March 2021 Amendment Agreement or explain why you are not required to do so.

9.   Please file the specimen certificate for ordinary shares. See Exhibit 4.3.

Exhibit Index, page II-5

10.   Please file currently dated consents for both Innovation Beverage Group Limited and Req Liquors, LLC (d/b/a Wired for Wine) in the next amendment. In this regard, we note Exhibit 23.1 is the auditors' report for Innovation Beverage Group Limited, rather than the accountants consent.

Signatures, page II-6

11.   Please provide the required signatures. For guidance, please refer to the signature requirements in Form F-1.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing